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                                    THOMPSON
                                HINE & FLORY LLP
                                ----------------

                                Attorneys at Law

May 10, 1999


VIA FACSIMILE: (202)942-9527
----------------------------
                                                               Paul N. Harris
Securities and Exchange Commission                             216-566-5784
Division of Corporation Finance                                phariss@thf.com
Attn: Mr. Max A. Webb
Mail Stop 3-5
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Oglebay Norton Holding Company
     Registration Statement on Form S-4
     Registration No. 333-47231

Ladies and Gentlemen:

On behalf of the above-referenced registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request the Commission's consent to the withdrawal of Registration Statement No.333-47231. We are making this request as a result of the registrant's determination not to proceed with the reincorporation merger described in the registration statement.

Please call the undersigned at 216-566-5784 if you have any questions regarding this request. Thank you.

Sincerely,

/s/ Paul N. Harris

Paul N. Harris